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Exhibit 11.

Statement re: Computation of Earnings

Earnings per share for the year ended September 30, 1996 is based on net income of $885,000 divided by the weighted average number of shares and equivalent shares outstanding during the period of 1,191,583.

Earnings per share is based on income from January 25, 1995 (the date of the initial public offering) through September 30, 1995 of $928,000 divided by the weighted-average number of shares and equivalent shares outstanding during the period of 1,254,237. Since the initial offering was completed on January 25, 1995, earnings per share information for prior years is not applicable.